UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the closing of the offering of commercial notes

—

Rio de Janeiro, September 16, 2022 – Petróleo Brasileiro S.A. – Petrobras, continuing the notices released on August 19, 2022 and September 09, 2022, hereby informs that the public offering of public distribution, with restricted distribution efforts, of the first (1st) issuance of book-entry commercial notes (Issuance), without collateral and personal guarantee, in two series (Book-entry Commercial Notes) of Petróleo Brasileiro S.A. – Petrobras carried out, under mixed regime of firm guarantee and best placement efforts, pursuant to CVM Rule No. 476, of January 16, 2009, as in force (CVM Rule 476) and other applicable laws and regulations (Offering), in the total amount of three billion Reais (BRL 3,000,000,000.00), was closed on September 15, 2022.

The Offering was the largest issuance of Commercial Notes ever carried out in Brazil, successfully opening a new alternative for domestic funding for Petrobras. The demand was of BRL 3.8 billion approximately, with the participation of twenty six (26) professional investors.

The final settlement of the Offering took place on September 15, 2022.

The Issuance Agreement and any amendments thereto are available on the Company's website (https://www.investidorpetrobras.com.br/en/shares-dividends-and-debts/prospects/).

This notice is exclusively informative, under the terms of the legislation in force, and should not be interpreted or considered, for all legal purposes and effects, as sales and/or disclosure material for the Commercial Notes and/or the Offering.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer